SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Ecolab Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

278865100

(CUSIP Number)

William A. Groll, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 16 (this “Amendment”) amends and supplements the Schedule 13D filed on December 20, 1989, as previously amended (the “Schedule 13D”), of Henkel AG & Co. KGaA (formerly known as Henkel KGaA) (“KGaA” and, together with its affiliates, “The Henkel Group”) and Henkel Corporation (as successor by merger to HC Investments, Inc.), with respect to the Common Stock, par value $1.00 per share (“Common Stock”), of Ecolab Inc. (“Ecolab” or the “Company”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

As of April 14, 2008, KGaA changed its name to the current Henkel AG & Co. KGaA to reflect a change in its management structure, which included having Henkel Management AG become the personally liable partner managing the entity rather than the individuals previously listed among the management board. The names, addresses, occupations and citizenship of the executive officers and members of the board of directors, or equivalent body, of each of KGaA, Henkel Management AG and Henkel Corporation are set forth in Schedule I hereto. None of KGaA, Henkel Management AG, Henkel Corporation or, to the best of their knowledge, Henkel of America, Inc. or any of the persons listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

To facilitate the previously disclosed sale of part or all Henkel’s stake in Ecolab, the members of the Ecolab board of directors (the “Board”) designated by Henkel have resigned from the Board. The resignations were without prejudice to Henkel's rights under the Stockholder's Agreement to designate directors again if, after the sale process is completed, Henkel is still entitled to designate nominees to the Board in accordance with the terms of the Stockholder's Agreement. A copy of KGaA's June 27, 2008 letter to Ecolab on this subject is attached as Exhibit 25 and incorporated by reference in its entirety. As previously disclosed, Henkel intends to sell part or all of its stake in Ecolab. No final decision has been taken at this time as to the size, the timing and the method of any such divestiture, which would be carried out in accordance with the Stockholder’s Agreement. This amendment is not intended as, nor shall it constitute, an offer of any shares of Common Stock.

Except as set forth herein, KGaA and Henkel Corporation have no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 7.	Material to be filed as Exhibits.
Exhibit 25	Letter from Henkel AG & Co. KGaA to Ecolab Inc. dated June 27, 2008

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2008

Henkel AG & Co. KGaA

By:    /s/ Thomas-Gerd Kuehn

Name: Thomas Gerd Kuehn

Title: General Counsel

By:    /s/ Heinz Nicolas

Name: Heinz Nicolas

Title: Senior Corporate Counsel

Henkel Corporation

By:  /s/ Paul R. Berry

Name: Paul R. Berry

Title: Senior Vice President and
   Chief Legal Officer

Exhibit Index

Exhibit 1	Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of December 11, 1989	(i)
Exhibit 2	Amendment No. 1 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of December 11, 1989	(i)
Exhibit 3	Confidentiality Agreement between Henkel KGaA and Ecolab Inc. dated November 13, 1989	(i)
Exhibit 4	Press Release issued by Ecolab Inc. and Henkel KGaA on December 11, 1989	(i)
Exhibit 5	Amendment No. 2 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 6	Umbrella Agreement by and between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 7	Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 8	Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 9	Amendment No. 3 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)
Exhibit 10	First Amendment to the Umbrella Agreement by and between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)
Exhibit 11	First Amendment to the Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)
Exhibit 12	First Amendment to the Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)

Exhibit 13	Amended and Restated Umbrella Agreement by and between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991	(iv)
Exhibit 14	Amended and Restated Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991	(iv)
Exhibit 15	Amended and Restated Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991	(iv)
Exhibit 16	Press Release issued by Ecolab Inc. and Henkel KGaA on July 11, 1991	(iv)
Exhibit 17	Amendment No. 1 to Amended and Restated Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of June 30, 2000	(v)
Exhibit 18	Master Agreement, dated as of December 7, 2000, between Ecolab Inc. and Henkel KGaA	(v)
Exhibit 19	Form of Amended Stockholder’s Agreement	(v)
Exhibit 20	Purchases of Common Stock from December 14, 2000 through October 5, 2001	(vi)
Exhibit 21	Purchases of Common Stock from October 9, 2001 through November 23, 2001	(vii)
Exhibit 22	Agreement to be Bound by Chemie dated as of December 31, 2002	(viii)
Exhibit 23	Agreement to be Bound by Henkel Corporation dated as of December 15, 2004	(ix)
Exhibit 24	Press release issued by Henkel KGaA on February 27, 2008	(x)
Exhibit 25	Letter from Henkel AG & Co. KGaA to Ecolab Inc. dated June 27, 2008

(i)	Previously filed as an Exhibit to the Schedule 13D on December 20, 1989.
(ii)	Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D on September 17, 1990.

(iii)	Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 15, 1991.
(iv)	Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on July 16, 1991.
(v)	Previously filed as an Exhibit to Amendment No. 5 to the Schedule 13D on December 15, 2000.
(vi)	Previously filed as an Exhibit to Amendment No. 6 to the Schedule 13D on October 9, 2001.
(vii)	Previously filed as an Exhibit to Amendment No. 7 to the Schedule 13D on November 26, 2001.
(viii)	Previously filed as an Exhibit to Amendment No. 9 to the Schedule 13D on January 8, 2003.
(ix)	Previously filed as an Exhibit to Amendment No. 12 to the Schedule 13D on February 1, 2005.
(x)	Previously filed as an Exhibit to Amendment No. 15 to the Schedule 13D on February 27, 2008.

Schedule I

Officers and Directors of Henkel Corporation

The following table sets forth the name, business address, position with Henkel Corporation and present principal occupation of each director and executive officer of Henkel Corporation. Except as set out below, each individual listed below is a citizen of the United States.

Name and Address	Position with Henkel Corporation and Present Principal Occupation or Employment
Mr. Thomas Geitner Henkel KGaA Henkelstrasse 67 40191 Duesseldorf Germany Citizen of Germany	Chairman of the Board of Henkel Corporation; Executive Vice President Adhesives Technologies of KGaA
Mr. Jeffrey C. Piccolomini Henkel of America, Inc. 1001 Trout Brook Crossing Rocky Hill, CT 06067	Director, President and Chief Financial Officer of Henkel Corporation; Director, President and Chief Financial Officer of Henkel of America, Inc.
Mr. Julian Colquitt Henkel Corporation 1001 Trout Brook Crossing Rocky Hill, CT 06067	Director of Henkel Corporation; President, Adhesives Technologies-North America of Henkel Corporation
Mr. John Kahl Henkel Consumer Adhesives, Inc. 32150 Just Imagine Drive Avon, OH 44011-1355	President, Henkel Corporation Consumer Adhesives
Ms. Raphaela Dohm Henkel of America, Inc. 1001 Trout Brook Crossing Rocky Hill, CT 06067	Vice President, Treasurer of Henkel Corporation and Vice President, Treasurer of Henkel of America, Inc.
Mr. Thomas Dufore Henkel of America, Inc. 1001 Trout Brook Crossing Rocky Hill, CT 06067	Vice President, Human Resources of Henkel Corporation; Vice President, Human Resources of Henkel of America, Inc.

Mr. Paul R. Berry Henkel of America, Inc. 1001 Trout Brook Crossing Rocky Hill, CT 06067	Senior Vice President, Chief Legal Officer & Secretary of Henkel Corporation; Director, Senior Vice President, Chief Legal Officer & Secretary of Henkel of America, Inc.
Mr. Alan Syzdek Henkel Corporation 15051 E. Don Julian Road Industry, CA 91746	Senior Vice President, Electronics of Henkel Corporation
Mr. Gregory Gaglione Henkel of America, Inc. 1001 Trout Brook Crossing Rocky Hill, CT 06067	Vice President, Associate General Counsel - Corporate Matters & Assistant Secretary of Henkel Corporation; Assistant Secretary of Henkel of America, Inc.
Ms. Christel Emerson Henkel of America, Inc. 1001 Trout Brook Crossing Rocky Hill, CT 06067

Vice President, Associate General Counsel -Trademarks, & Assistant Secretary of Henkel Corporation; Vice President, Associate General Counsel -Trademarks, & Assistant Secretary of Henkel of America, Inc.

Mr. Stephen D. Harper Henkel of America, Inc. 1001 Trout Brook Crossing Rocky Hill, CT 06067	Vice President, Associate General Counsel-Patents & Assistant Secretary of Henkel Corporation; Assistant Secretary of Henkel of America, Inc.
Mr. Daniel J. Corcoran Henkel of America, Inc. 1001 Trout Brook Crossing Rocky Hill, CT 06067	Assistant Treasurer of Henkel Corporation; Assistant Treasurer of Henkel of America, Inc.
Mr. John P. Preysner, Jr. Henkel Corporation 1001 Trout Brook Crossing Rocky Hill, CT 06067

Vice President, Associate General Counsel - Technology and Adhesives& Assistant Secretary of Henkel Corporation; Vice President, Associate General Counsel - Technology and Adhesives& Assistant Secretary of Henkel of America, Inc.

Mr. Mitchell Tinnan Henkel Corporation 1001 Trout Brook Crossing Rocky Hill, CT 06067	Senior Vice President, Henkel America Operations UT of Henkel Corporation

Mr. Patrick Trippel Henkel Corporation 15051 E. Don Julian Road Industry, CA 91746	President, TEE of Henkel Corporation
Mr. William Carmichael Henkel of America, Inc. 1001 Trout Brook Crossing Rocky Hill, CT 06067	Assistant Secretary of Henkel Corporation; Assistant Secretary of Henkel of America, Inc.
Mr. Brad A. Gazaway Henkel of America, Inc. 15501 N. Dial Boulevard Scottsdale, AZ 85260	Assistant Secretary of Henkel Corporation; Vice President, Associate General Counsel – Laundry, Home and Personal Care & Assistant Secretary of Henkel of America, Inc.
Mr. Stanley A. Lockitski Henkel of America, Inc. 32150 Just Imagine Drive Avon, OH 44114

Vice President, Associate General Counsel – Consumer Adhesives & Assistant Secretary of Henkel Corporation; Vice President, Associate General Counsel – Consumer Adhesives & Assistant Secretary of Henkel of America, Inc.

Mr. Timothy Hart Henkel of America, Inc. 1001 Trout Brook Crossing Rocky Hill, CT 06067	Vice President, Tax for Henkel Corporation; Vice President Tax for Henkel America, Inc.
Ms. M. Margaret Banas Henkel of America, Inc. 15501 N. Dial Boulevard, Suite 2212 Scottsdale, AZ 85260

Vice President, Associate General Counsel – Labor/Employment and Assistant Secretary of Henkel Corporation; Vice President, Associate General Counsel – Labor/Employment and Assistant Secretary of Henkel of America, Inc.

Officers and Directors of Henkel AG & Co. KGaA and Henkel Management AG

The following table sets forth the name, business address, and position with KGaA and present principal occupation of each director, executive officer and controlling person of KGaA. Each individual listed below is a citizen of Germany, except Mr. Stara, who is a citizen of the Republic of Austria, Mr. Rorsted, who is a citizen of Denmark, Mr. Van Bylen, who is a citizen of Belgium, Mr. Paternot, who is a citizen of France, and Mr. Vuursteen, who is a citizen of The Netherlands.

Name and Address	Present Principal Occupation or Employment

Supervisory Board of KGaA:

Mr. Albrecht Woeste Henkelstrasse 67 40191 Duesseldorf Germany	Chairman of the Supervisory Board and Chairman of the Shareholders’ Committee of KGaA; Chairman of the Supervisory Board of Henkel Management AG; Private Investor
Mr. Winfried Zander Henkelstrasse 67 40191 Duesseldorf Germany	Vice Chairman of the Supervisory Board and Chairman of the Works Council of KGaA, site Duesseldorf
Dr. Friderike Bagel Henkelstrasse 67 40191 Duesseldorf Germany	Attorney at Law/Tax Advisor
Dr. Simone Bagel-Trah Henkelstrasse 67 40191 Duesseldorf Germany	Vice Chairman of the Shareholders’ Committee of KGaA; Vice Chairman of the Supervisory Board of Henkel Management AG; Private Investor
Mrs. Jutta Bernicke Mozartstrasse 25 40724 Hilden Germany	Member of the Works Council of KGaA, site Duesseldorf
Mr. Fritz Franke Gr.-Waldstr. 31 39307 Genthin Germany	Member of the General Works Council of KGaA and Chairman of the Works Council of KGaA, site Genthin

Name and Address	Present Principal Occupation or Employment

Supervisory Board of KGaA: (continued)

Mrs. Birgit Helten-Kindlein Ruesselsheimer Weg 11 40229 Duesseldorf Germany	Member of the Works Council of KGaA, site Duesseldorf
Mr. Bernd Hinz Rheinstrasse 48 51371 Leverkusen Germany	Member of the General Works Council of KGaA and Vice Chairman of the Works Council of KGaA, site Duesseldorf
Dr. sc. nat. Michael Kaschke Carl-Zeiss-Str. 22 73447 Oberkochen Germany	Member of the Executive Board of Carl Zeiss AG
Mr. Thomas Manchot Henkelstrasse 67 40191 Duesseldorf Germany	Private Investor
Mr. Thierry Paternot 59, Ave de la Bourdonnais Paris France	Operating Partner, Duke Street Capital
Mrs. Andrea Pichottka Koenigsworther Platz 6 30167 Hannover Germany	Assistant to Executive Committee of IG Bergbau, Chemie, Energie (German Mining, Chemicals and Energy Trade Union)
Mr. Konstantin von Unger Henkelstrasse 67 40191 Duesseldorf Germany	Founding Partner, Blue Corporate Finance
Mr. Michael Vassiliadis Koenigsworther Platz 6 30167 Hannover Germany	Member of the Executive Committee of IG Bergbau, Chemie, Energie (German Mining, Chemicals and Energy Trade Union)

Mr. Bernhard Walter 60301 Frankfurt Germany	Former Chairman of the Board of Managing Directors of Dresdner Bank AG
Name and Address	Present Principal Occupation or Employment

Supervisory Board of KGaA: (continued)

Mr. Ulf Wentzien Gruenstrasse 31 40764 Langenfeld Germany	Representative of the Senior Staff of KGaA
Personally Liable Partner of KGaA:

Henkel Management AG Henkelstrasse 67 40191 Duesseldorf Germany

Management Board of Henkel Management AG:

Mr. Kasper Rorsted Henkelstrasse 67 40191 Duesseldorf Germany	Chairman and Executive Vice President-Human Resources/Infrastructure Services of KGaA
Mr. Thomas Geitner Henkelstrasse 67 40191 Duesseldorf Germany	Executive Vice President- Adhesives Technologies of KGaA
Dr. Friedrich Stara Henkelstrasse 67 40191 Duesseldorf Germany	Executive Vice President-Laundry & Home Care of KGaA
Dr. Lothar Steinebach Henkelstrasse 67 40191 Duesseldorf Germany	Executive Vice President- Purchasing/IT/Law and Chief Financial Officer of KGaA
Mr. Hans Van Bylen Henkelstrasse 67 40191 Duesseldorf Germany	Executive Vice President- Cosmetics/Toiletries of KGaA

Name and Address	Present Principal Occupation or Employment

Supervisory Board of Henkel Management AG:

Mr. Albrecht Woeste Henkelstrasse 67 40191 Duesseldorf Germany	Chairman of the Supervisory Board and Chairman of the Shareholders’ Committee of KGaA; Chairman of the Supervisory Board of Henkel Management AG; Private Investor
Dr. Simone Bagel-Trah Henkelstrasse 67 40191 Duesseldorf Germany	Vice Chairman of the Shareholders’ Committee of KGaA; Vice Chairman of the Supervisory Board of Henkel Management AG; Private Investor
Prof. Dr. Ulrich Lehner Henkelstrasse 67 40191 Duesseldorf Germany	Member of the Shareholders’ Committee of KGaA; Former Chairman of the Management Board of Henkel KGaA

Shareholders’ Committee of KGaA:

Mr. Albrecht Woeste Henkelstrasse 67 40191 Duesseldorf Germany	Chairman of the Supervisory Board and Chairman of the Shareholders’ Committee of KGaA; Chairman of the Supervisory Board of Henkel Management AG; Private Investor
Dr. Simone Bagel-Trah Henkelstrasse 67 40191 Duesseldorf Germany	Vice Chairman of the Shareholders’ Committee of KGaA; Vice Chairman of the Supervisory Board of Henkel Management AG; Private Investor
Dr. h.c. Christoph Henkel Henkelstrasse 67 40191 Duesseldorf Germany	Vice Chairman of the Shareholders’ Committee of KGaA; Managing Partner of Canyon Equity LLC
Dr. Paul Achleitner Koenigsstrasse 28 80802 Munchen Germany	Member of the Executive Board of Allianz SE

Name and Address	Present Principal Occupation or Employment

Shareholders’ Committee of KGaA: (continued)

Mr. Stefan Hamelmann Henkelstrasse 67 40191 Duesseldorf Germany	Private Investor
Dr. h.c. Ulrich Hartmann E.ON-Platz 1 40479 Duesseldorf Germany	Chairman of the Supervisory Board of E.ON AG
Prof. Dr. Ulrich Lehner Henkelstrasse 67 40191 Duesseldorf Germany	Member of the Shareholders’ Committee of KGaA; Former Chairman of the Management Board of Henkel KGaA
Mr. Konstantin von Unger Henkelstrasse 67 40191 Duesseldorf Germany	Founding Partner, Blue Corporate Finance
Mr. Karel Vuursteen Dijsselhofplantsoen 10 NL-1077 BL Amsterdam The Netherlands	Former Chairman of the Board of Management of Heineken Holding N.V.
Mr. Werner Wenning 51368 Leverkusen Germany	Chairman of the Executive Board of Bayer AG